ADASTRA ANNOUNCES GRANT OF STOCK OPTIONS

Langley, BC, August 22, 2022 - Adastra Holdings Ltd. (CSE: XTRX) (FRA: D2EP) ("Adastra", or the "Company") is pleased to announce it has granted 300,000 stock options (each, an "Option") to a certain director for the purchase of up to 300,000 common shares of the Company at a price of $0.75 per common share.  Each Option is exercisable for a period of five (5) years.

About Adastra Holdings Ltd.:

Adastra is a leading manufacturer and supplier of innovative ethnobotanical and cannabis science products designed for the adult-use, medical markets and forward-looking therapeutic applications. Adastra is recognized as a high-capacity processor and co-manufacturer throughout Canada. Adastra acquired 100% of the legacy-built brand Phyto Extractions in September 2021. The brand is well-known for its cannabis concentrate products, available on shelves at over 1,400 adult-use retailers across the country. The Company also operates Adastra Labs, a 13,500 sq. ft. agricultural-scale Health Canada licensed facility located in Langley, British Columbia, focused on extraction, distillation, and manufacturing of cannabis-derived products. Adastra has successfully taken steps in becoming a licensed cultivator, tester, extractor, and seller of controlled substances, including Psilocybin and Psilocin, by applying for a Controlled Substances Dealer's License, which is under review by Health Canada. Pending Health Canada approval, Adastra is poised to be a drug formulation and development leader in this emerging sector. In addition, the acquisition of 1225140 B.C. Ltd., doing business as PerceiveMD, Adastra operates a multidisciplinary manufacturer for medical cannabis and psychedelic therapies, working alongside practitioners and healthcare professionals within the regulated environment to help create efficacious remedies that address the actual needs of patients. For more information, visit: www.adastraholdings.ca.

Contacts

Michael Forbes, CEO, Corporate Secretary & Director
(778) 715 5011
michael@adastraholdings.ca

Stephanie Martens, Investor Relations
ir@adastraholdings.ca

The Canadian Securities Exchange has not reviewed or approved the contents of this news release.